Exhibit 23.1

KPMG LLP 811 Main Street Houston, TX 77002

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Noble Energy, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Noble Energy, Inc. of our reports dated February 19, 2015, with respect to the consolidated balance sheets of Noble Energy, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Noble Energy, Inc.

Houston, Texas

July 17, 2015

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